Exhibit 21
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                                  Subsidiaries
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     The Registrant operates one subsidiary, Webster Bank, a federally chartered savings Bank. Webster is the sponsor of Webster Capital Trust I, a Delaware business trust. Webster Bank has five wholly owned subsidiaries, Webster Investment Services, Inc., Webster Trust Company, National Association, FCB Properties, Inc., Bristol Financial Services, Inc. ("BFSI"), and Omni Financial Services, Inc. Webster Bank also owns all of the outstanding common stock of Webster Preferred Capital Corporation. In addition, BFSI has one wholly owned subsidiary, Pequabuck Capital Corporation.